SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

São Paulo, December 7, 2006

To
Bovespa – São Paulo Stock Exchange
Att. Nelson Barroso Ortega
Corporate Relations Supervision
With copy to Elizabeth Lopez Rios Machado
Corporate Relations Superintendence
Waldir de Jesus Nobre
Market Relations and Intermediates Superintendence

Ref.: GAE/SAE/2112/06

Dear Sirs

In reply to the Official Letter GAE/SAE/2112/06, sent on November 30, 2006, the Company herby announces that the EBITDA margin is currently at 26% and the article released by Agência Estado reflects the information disclosed through the presentation at the public meeting with APIMEC São Paulo and APIMEC Rio. At that time, Net Serviços’ management announced that within its outlook, the company and the market conditions should not change in 2007 when compared to 2006 and it therefore also believes that a significant change in the EBITDA margin will not occur next year.

We are at your disposal for any further clarifications.

Sincerely,

Net Serviços de Comunicação S.A.

Leonardo Pereira
CFO and IRO

Copy of the Official Letter sent by Bovespa:

GAE/SAE 2.112 -06
November 30, 2006

NET Serviços de Comunicação S.A.
Investor Relations Office
Mr. Leonardo Porciúncula Gomes Pereira

Dear Sirs,

In an article released by Agência Estado - Broadcast, on November 30, 2006, it states, among other information, that, in 2007, Net’s EBITDA margin will be between 26% and 28%.

We require clarifications on the refered article, as well as on any other information considered relevant.

Sincerely

Nelson Barroso Ortega
Corporate Relations Supervision
Phone: (55 11) 3233-2063/3233-2222

with copy to CVM - Brazilian Securities and Exchange Commission Mrs. Elizabeth Lopes Rios Machado - Corporate Relations Superintendence Mr. Waldir de Jesus Nobre - Market Relations and Intermediates Superintendence

We clarify that the reply of this company must be sent exclusively by means of the IPE System, by choosing the Category: Comunicado ao Mercado, and then, the Type: Esclarecimentos sobre consultas CVM/Bovespa, which will result in the simultaneous transmission of the file to Bovespa and CVM.

For a better understanding of the market, in the file to be sent the consultation above formulated before the reply of this company must be transcribed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 08, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.